[ SEMTECH CORPORATION LOGO ]

January 30, 2006

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Semtech Corporation
Form 10-K for the year ended January 30, 2005
Filed April 15, 2005
Form 10-Q as of October 30, 2005
SEC File No. 001-06395

Dear Mr. Vaughn:

We address the following comments made in your correspondence dated January 17, 2006.

Form 10-K for the fiscal year ended January 30, 2005

Note 4 – Temporary and Long-term Investments, page 49

1.

Please refer to comment 12 in our letter dated April 30, 2004. We do not see where you have added the disclosures as indicated in your response dated May 14, 2004. Please revise future filings to provide all disclosures required by paragraphs 20-22 of SFAS 115, including disclosure of the contractual maturities of any debt securities classified as available for sale.

In addition to the expanded disclosures in recent filings in response to paragraphs 20-22 of SFAS 115, future filings will present additional details in further response, including maturity grouping information of debt securities classified as available for sale.

Form 10-Q for the quarter ended October 30, 2005

Note 9 – Acquisition, page 12

2.

It appears that your acquisition of XEMICS is a material acquisition under SFAS 141. Please revise future filings to provide the supplemental pro forma information required by paragraphs 54-55 of SFAS 141. In addition, please

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

confirm that your fiscal year 2006 Form 10-K will include all disclosures required by paragraphs 51-52 of SFAS 141.

We do not believe the acquisition of XEMICS is a material acquisition under SFAS 141 that requires filing of supplemental pro forma information under paragraphs 54-55 or additional information under paragraphs 51-52.

Paragraphs 51-54 of SFAS 141 require certain disclosures if a “material business combination” has occurred. As the term “material business combination” is not defined in SFAS 141, we looked to Regulation S-X for guidance.

•	Article 11 of Regulation S-X regarding Pro Forma Financial Information

Rule 11-01(a) requires pro forma information to be furnished when a “significant business combination” has occurred. Under Rule 11-01(b), the acquisition of XEMICS is not a “significant business combination”.

Rule 11-01(b) defines a significant business combination by reference to the conditions specified in Rule 1-02(w), with 20 percent substituted for 10 percent each place it appears therein. The results of this calculation, shown in item 3 below, are well under 20 percent for each of the three conditions. Thus, pro-forma financial information is not required under Article 11 of Regulation S-X.

•	Rule 3-05 of Regulation S-X regarding Financial Statements of Businesses Acquired or to Be Acquired

Rule 3-05 is part of Article 3 “General Instructions as to Financial Statements”.

Rule 3-05(b)(2)(i) states that financial statements of the acquired business are not required if none of the conditions specified in the definition of significant subsidiary in Rule 1-02(w) exceeds 20 percent. The results of this calculation, shown in item 3 below, are well under 20 percent for each of the three conditions. Thus, financial statements of the acquired business are not required under Rule 3-05.

Our line of reasoning and methodology were confirmed in a January 25, 2006 telephone conversation between Mr. David Burton of your staff and our counsel, Mr. Robert Miller of Paul, Hastings Janofsky and Walker. Specifically, Mr. Burton confirmed our conclusion that the use of the Regulation S-X tests noted above was appropriate in determining whether a material business combination occurred.

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

3.

In this regard, we note your disclosure on page 5 that XEMICS has generated substantial net operating loss carryforwards. Please provide us with your calculation of the significance of this acquisition under Rule 3-05 of Regulation S-X.

Semtech’s acquisition of XEMICS falls within Rule 3-05(b)(2)(i) of Regulation S-X. Per Rule 3-05(b)(2)(i), financial statements of the acquired business are not required if none of the conditions specified in the definition of significant subsidiary in Rule 1-02(w) exceeds 20 percent.

Conditions Specified in Rule 1-02(w) Definition of Significant Subsidiary

(1)

The registrant's and its other subsidiaries' investments in and advances to the subsidiary [as compared to] the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year

Investments in and advances to XEMICS (Purchase price assuming all variable portions of the purchase price are paid and including payments associated with settling loans from former shareholders)	$ 59,000,000
Semtech total assets (consolidated) at January 30, 2005, the end of the most recently completed fiscal year	$457,925,000
Percent	12.9%

(2)

The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary [as compared to] the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year

Total assets of XEMICS at December 31, 2004, the end of the most recently completed fiscal year (converted from CHF 14,108,000 at the December 31, 2004 daily average interbank rate of .88390)	$ 12,470,061
Semtech total assets (consolidated) at January 30, 2005, the end of the most recently completed fiscal year	$457,925,000
Percent	2.7%

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

(3)

The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary [as compared to] such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

XEMICS consolidated income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle – for the year ended December 31, 2004, the most recently completed fiscal year (converted from CHF 9,615,000 at the December 31, 2004 daily average interbank rate of .88390)	($8,498,699)
Semtech consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle – for the year ended January 30, 2005, the most recently completed fiscal year	$76,270,000
Percent * on an absolute value basis	11.1% *

4.

We note that you acquired research and development valued at $4.0 million as a result of your acquisition of XEMICS and you expensed this amount as in-process research and development expenses (IPR&D) in your consolidated statement of operations for the nine months ended October 30, 2005. In future filings, beginning with your fiscal 2006 Form 10-K, please provide the following disclosures in the notes to your financial statements:

•	Disclose the appraisal method used to value IPR&D costs acquired;

•

Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project’s cash flows and period in which material net cash inflows from significant projects are expected to commence;

•	Describe each significant IPR&D project acquired; and

•	Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project.

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date, the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved if the IPR&D projects are not completed on a timely basis.

Additionally, in your MD&A in subsequent filings, provide a detailed discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results of how failure to achieve projected results impacted (or will impact) expected return on investment, future results and financial condition.

For the fiscal year 2006 Form 10-K, we will disclose, in the notes to our financial statements, that the appraisal method used to determine the fair value of the acquired IPR&D project was the income approach. This disclosure will also describe the project and include a discussion of the significant assumptions and estimates that were considered in determining the assigned value of this project and indicate the estimated cost to complete the project.

For the fiscal year 2006 Form 10-K, we will disclose, in MD&A, the status of the IPR&D project development and stage of completion (stated as a percentage) as of the acquisition date. We will discuss the nature and timing of the remaining efforts for completion, and the fiscal period that we expect to begin benefiting from the project. We will also discuss the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved if the IPR&D project is not completed on a timely basis.

For subsequent filings, we will disclose, in MD&A, a current status of the IPR&D project development and stage of completion (stated as a percentage). This disclosure will include a discussion of any material development delays, along with an estimate of the impact from these delays. Additionally, we will disclose the impact of material variations, between projected results and actual results, on future results and financial condition. Since the identified IPR&D project was intentionally excluded from our investment models, as opposed to our SFAS 141 valuation analysis, any failure to achieve projected results will not impact our projected return on investment.

* * * *

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

You may contact me at (805) 480-2083 if you have any further questions or comments regarding financial statements and related maters.

Sincerely,

/s/ David G. Franz
David G. Franz
Vice President, Finance and

Chief Financial Officer

Semtech Corporation